77 C.  MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS:


     The Alger Retirement Fund
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     At a Special Meeting of Shareholders on April 28, 2000, approving a slate of Trustees and ratifying the selection of Fund auditors, an additional matter came before the shareholders. A proposal was made to approve the deletion of a fundamental policy of the Alger Capital Appreciation Retirement Portfolio that permits the Portfolio to borrow from banks for investment/leveraging purposes. The proposal did not carry. Out of the 25,109,1182 shares outstanding, 3,585,601 votes were in favor; 115,232 votes were against; and there were 48,927 abstentions.